UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AxoGen, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

523251 10 6

(CUSIP Number)

Danny Hart Deputy General Counsel 932 Southwood Boulevard Incline Village, Nevada 89451 (775) 832-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). PDL BioPharma, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)☐(b)☐
3	SEC USE
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBEROF SHARES BENEFICIALLY OWNEDBY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,166,666
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,166,666
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,166,666
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.81%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Based on 17,139,939 shares outstanding as of August 14, 2013, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 14, 2013.

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Item 1. Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of AxoGen, Inc., a Minnesota corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 13859 Progress Boulevard, Suite 100, Alachua, Florida 32615.

Item 2. Identity and Background.

This Schedule 13D is being filed by PDL BioPharma, Inc., a Delaware corporation (“PDL”). PDL is organized in the State of Delaware. The principal business of PDL is intellectual property asset management, investing in new income generating assets and maximizing value for its shareholders. The principal business address of PDL is 932 Southwood Boulevard, Incline Village, Nevada 89451.

The name, citizenship, business address and present principal occupation or employment of each director and executive officer of PDL are listed on Schedule A attached hereto.

During the last five years, neither PDL nor, to its knowledge, any person named on Schedule A attached hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, PDL is deemed to beneficially own 1,166,666 shares of Common Stock (the “Shares”), as detailed in Item 5. PDL purchased the Shares in an underwritten public offering by the Issuer for an aggregate purchase price of $3,499,998 using working capital on August 8, 2013.

Item 4. Purpose of Transaction.

PDL acquired the Shares for investment purposes in the ordinary course of business. PDL intends to regularly review its investment in the Issuer. Based on such review, as well as other factors (including, among other things, its evaluation of the Issuer’s business, prospects and financial condition, the market price for the Issuer’s securities, other opportunities available to PDL and general market, industry and economic conditions), PDL, and/or other persons affiliated with it, may, and reserve the right to, engage in discussions with management and the Board of Directors of the Issuer concerning the business and the future plans of the Issuer generally, change its intentions, acquire additional securities of the Issuer, or sell some or all of its Shares, on the open market, in privately negotiated transactions or otherwise. PDL may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions that relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) As of August 8, 2013, PDL beneficially owns 1,166,666 Shares, representing approximately 6.81% of the outstanding shares of Common Stock.

(b)

Reporting Persons	Number of Shares with Sole Voting and Dispositive Power	Number of Shares with Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned*
PDL BioPharma, Inc.	1,166,666	0	1,166,666	6.81%

*	Based on 17,139,939 shares outstanding as of August 14, 2013, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 14, 2013.

(c) Other than as described in Items 3 and 4 hereof, neither PDL nor, to its knowledge, any person listed on Schedule A, has effected any transaction in the Common Stock during the past sixty days.(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Separate from its acquisition of the Shares, PDL entered into a Revenue Interests Purchase Agreement (the “Royalty Contract”) on October 5, 2012, with the Issuer, pursuant to which the Issuer sold to PDL the right to receive specified royalties constituting part of the Issuer’s Net Revenues, as defined in the Royalty Contract, generated by the sale, distribution or other use of the Issuer’s products Avance® Nerve Graft, AxoGuard® Nerve Connector and AxoGuard® Nerve Protector. The Royalty Contract also provides that, during the term of the Royalty Contract, PDL is entitled to designate an individual, and the Board of Directors of the Issuer (the “Board”) must nominate such individual designated by PDL, to serve on the Board until the next annual meeting of shareholders. The Board is required to include such nomination in the Issuer’s proxy statement for each annual meeting of the Issuer’s shareholders, provided that the election of the PDL designee is subject to the approval of the Issuer’s shareholders. Should there become a vacancy on the Board at any time as a result of (i) the resignation, death or removal of the PDL designee or (ii) such PDL designee failing to obtain the requisite approval of the Issuer’s shareholders at any annual or special meeting of the Issuer’s shareholders and where no other individual is elected to such vacancy, PDL has the right to designate an individual to fill such vacancy, and the Issuer must take such actions as are necessary to appoint such individual to the Board. PDL designated John P. McLaughlin, PDL’s President and Chief Executive Officer, to serve on the Board, and Mr. McLaughlin was elected as a director of the Issuer at the Issuer’s 2013 annual meeting of shareholders.

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Under the Royalty Contract, PDL also has preemptive rights to purchase a specified percentage of certain privately-placed new issuances of the Issuer’s equity securities and securities convertible or exchangeable into or exercisable for such equity securities. However, the purchase right is not applicable to (i) issuance of options under the Issuer’s stockholder-approved equity compensation plans; (ii) issuance of equity securities to one or more counterparties in connection with the consummation, by the Issuer, of a strategic partnership, joint venture, collaboration or acquisition or license of any business products or technology that is not primarily to raise capital; and (iii) issuance of securities in a registered public offering of securities of the Issuer.

Item 7. Material To Be Filed As Exhibits.

Exhibit No.	Description

7.1	Revenue Interests Purchase Agreement between PDL and the Issuer, dated October 5, 2012 (incorporated by reference to Exhibit 10.49 to PDL’s Annual Report on Form 10-K filed March 1, 2013).

7.2

Amendment dated July 26, 2013 to Revenue Interests Purchase Agreement, dated as of October 5, 2012, by and between the Issuer and PDL (incorporated by reference to the Issuer’s Amendment No. 3 to Registration Statement on Form S-1 (Registration No. 333-188597) filed on July 30, 2013).

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2013

PDL BioPharma, Inc.

By:	/s/ John P. McLaughlin
Name:	John P. McLaughlin
Title:	President and Chief Executive Officer

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Schedule A

DIRECTORS AND EXECUTIVE OFFICERS

The name, citizenship, business address, and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are as set forth below.

Directors:

Name	Present Principal Occupation or Employment	Present Business Address	Citizenship
John P. McLaughlin	President and Chief Executive Officer	932 Southwood Boulevard Incline Village, Nevada 89451	U.S.A
Jody S. Lindell	President and Chief Executive Officer S.G. Management, Inc.	2536 Fillmore St San Francisco, CA 94115	U.S.A
Paul W. Sandman	Director	932 Southwood Boulevard Incline Village, Nevada 89451	U.S.A
Harold Selick	Chief Executive Officer Threshold Pharmaceuticals, Inc.	170 Harbor Way, Suite 300 South San Francisco, CA 94080	U.S.A

Non-Director Executives:

Name	Present Principal Occupation or Employment	Present Business Address	Citizenship
Christopher Stone	Vice President, General Counsel and Secretary	932 Southwood Boulevard Incline Village, Nevada 89451	U.S.A.
Peter S. Garcia	Vice President and Chief Financial Officer	932 Southwood Boulevard Incline Village, Nevada 89451	U.S.A
Danny Hart	Deputy General Counsel and Assistant Secretary	932 Southwood Boulevard Incline Village, Nevada 89451	U.S.A
David Montez	Chief Accounting Officer and Controller	932 Southwood Boulevard Incline Village, Nevada 89451	U.S.A